AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 20, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO
RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

CROWN MEDIA HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
OPTIONS TO PURCHASE CLASS A COMMON STOCK,
PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
228411 10 4
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

MARK R. LEVY
HOLLAND & HART LLP
555 SEVENTEENTH STREET SUITE 3200
DENVER, COLORADO 80202-3979
(303) 295-8000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 4. TERMS OF THE TRANSACTION
ITEM 12. EXHIBITS
SIGNATURES
INDEX TO EXHIBITS

INTRODUCTORY STATEMENT

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2003, and as amended by Amendment No. 1 to Schedule TO filed with the Commission on May 19, 2003, relating to the offer by the Company to exchange options to purchase shares of the Company’s Class A Common Stock for restricted stock units.

     The first paragraph of Exhibit (a)(12) is amended by deleting the second and third sentences.

ITEM 4. TERMS OF THE TRANSACTION

     (a)  The information set forth in the Offer to Exchange under the Offer to Exchange, Section 6 (“Conditions of the Offer”), is incorporated herein by reference and the information set forth under “IV. Amendment to Section 6. Conditions of the Offer,” in Supplement No. 1 dated May 19, 2003, to the Offer to Exchange and attached as Exhibit (a)(11) is incorporated herein by reference and amended as follows:

1.	The fifth double indented paragraph of the third indented paragraph is amended to read in its entirety as follows:

-	any significant decrease in the market price of the shares of our Class A Common Stock or any material change, in our reasonable judgment, in the general political, market, economic or financial conditions in the United States or abroad that has, in our reasonable judgment, a material adverse effect on our business, condition (financial or other), operations or prospects or on the trading in our common stock;

2.	The sixth double indented paragraph of the third indented paragraph is amended to read in its entirety as follows:

-	any material change in the general political, market, economic or financial conditions in the United States or abroad that has, in our reasonable judgment, a material adverse effect on our business, condition (financial or other), operations or prospects or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

ITEM 12. EXHIBITS

(a)	(1)	*Offer to Exchange, dated April 30, 2003.

	(2)	*Form of Letter of Transmittal.

	(3)	*Form of Restricted Stock Unit Agreement.

	(4)	*Form of Election Withdrawal Notice.

	(5)	*Form of Letter to Eligible Option Holders.

	(6)	*Form of Acceptance.

	(7)	*Form of Reminder Notice.

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(8)	*Form of Information to be Provided to Eligible Employees.

(9)	The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 28, 2003 (incorporated herein by reference) (SEC File No. 000-30700).

(10)	The Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 30, 2003 for the Company’s 2003 annual meeting of stockholders (incorporated by reference) (SEC File No. 000-30700).

(11)	*Supplement No. 1, dated May 19, 2003, to Offer to Exchange, dated April 30, 2003.

(12)	*Form of Email Cover Letter to Supplement No. 1.

     (b)  Not applicable.

     (d)  (1) The Amended and Restated Crown Media Holdings, Inc. 2000 Long Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2000, filed with the Securities and Exchange Commission on March 27, 2001) (SEC File No. 000-30700).

     (g)  Not applicable.

     (h)  Not applicable.

*	Previously filed.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

CROWN MEDIA HOLDINGS, INC.

By:	/s/ DAVID J. EVANS David J. Evans President and Chief Executive Officer

Date: May 20, 2003

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INDEX TO EXHIBITS

EXHIBIT NUMBER

(a)	(1)	*Offer to Exchange, dated April 30, 2003.
	(2)	*Form of Letter of Transmittal.
	(3)	*Form of Restricted Stock Unit Agreement.
	(4)	*Form of Election Withdrawal Notice.
	(5)	*Form of Letter to Eligible Option Holders.
	(6)	*Form of Acceptance.
	(7)	*Form of Reminder Notice.
	(8)	*Form of Information to be Provided to Eligible Employees.
	(9)	The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 28, 2003 (incorporated by reference) (SEC File No. 000-30700).
	(10)	The Company’s definitive Proxy Statement filed with the Securities and Exchange Commission on April 30, 2003, for the Company’s 2003 annual meeting of stockholders (incorporated by reference) (SEC File No. 000-30700).
	(11)	*Supplement No. 1, dated May 19, 2003, to Offer to Exchange, dated April 30, 2003.
	(12)	*Form of Email Cover Letter to Supplement No. 1.
(b)	Not applicable.
(d)	(1)	The Amended and Restated Crown Media Holdings, Inc. 2000 Long Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2000 filed with the Securities and Exchange Commission on March 27, 2001) (SEC File No. 000-30700).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

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